A O SMITH CORPORATION

   For Release:   IMMEDIATE
                  January 19, 1998

   Contact:       Edward J. O'Connor
                  Vice President-Human Resources & Public Affairs
                  P.O. Box 23974
                  Milwaukee, WI  53223-0974
                  (414) 359-4100

   A. O. Smith 1997 earnings increase 68% to $2.00 per share
   Fourth quarter earnings doubled, to $.56 per share

        Milwaukee, Wis.---A. O. Smith Corporation (AOS-NYSE) today announced 1997 earnings increased 49 percent to $37.6 million, compared with 1996 earnings of $25.2 million.

        Earnings per share of $2.00 (diluted) were 68 percent higher than the $1.19 per share earned in 1996, underscoring the additional benefit of the company's share repurchase program. Sales of $833 million were $52 million higher than 1996 sales of $781 million.

        For the fourth quarter, earnings from continuing operations were $9.7 million or $.56 per share (diluted), significantly higher than the $6.0 million or $.28 per share earned during the same period in 1996. Sales of $206 million represented a seven percent increase over fourth quarter 1996 sales of $192 million.

        During the fourth quarter, the company completed the sale of its Mexican automotive affiliate, Metalsa, bringing the divesture of its automotive operations to a conclusion.

        "The company was able to achieve its earnings objectives despite recurring challenges in several of our major markets," Robert J. O'Toole, chairman and chief executive officer, observed. "The acquisition of UPPCO, reductions in general and administrative expense and higher interest income contributed to the significant improvement in earnings."

        Sales in the Electric Motor Technologies platform increased nearly 16 percent to a record $391 million. The March 31 acquisition of UPPCO, a manufacturer of subfractional horsepower electric motors, added approximately $57 million to 1997 sales. The company was able to overcome a nearly 10 percent decline in the domestic air conditioning industry, with sales of fractional horsepower and hermetic motors approximately the same as in the prior year. Operating profits were moderately higher than 1996 due to contributions from the UPPCO acquisition.

        Water Systems Technologies' sales of $287 million were slightly lower than 1996 sales of $291 million. Higher sales of commercial water heaters and boilers were offset by second-half weakness in the residential water heater market. 1997 marked the sixth consecutive year that A. O. Smith has increased its sales in the important commercial water heating market segment. Profits were essentially unchanged compared with 1996.

        Sales of the Storage and Fluid Handling Technologies platform of $155 million were slightly higher than 1996 sales of $153 million. Improved performance by the Smith Fiberglass unit was partially offset by lower sales of liquid storage tanks. Operating profits were essentially flat in 1997.

        The company also announced that its Board of Directors approved an authorization to repurchase an additional $50 million of its Common Stock and Class A Common Stock. The company reported that it has nearly completed the previous authorization to repurchase $80 million of common stock granted on June 10, 1997. Since the inception of the program in January of last year, the company has repurchased approximately 4.9 million shares for $181 million, representing 23 percent of the total shares outstanding. As of January 19, 1998, there were 16.2 million shares of Common Stock and Class A Common Stock issued and outstanding.

        The Board of Directors also today declared a regular quarterly cash dividend of $.17 per share on Common Stock and Class A Common Stock. The dividend is payable February 17 to shareholders of record January 31, 1998.

        A. O. Smith Corporation is a diversified manufacturer with headquarters in Milwaukee, Wis. Its major product lines include fractional horsepower, subfractional horsepower, and hermetic electric motors; residential and commercial water heaters; industrial storage tanks; and fiberglass reinforced plastic pipe.

                     A.O. SMITH CORPORATION AND SUBSIDIARIES
                 (condensed consolidated financial statements -
                       $000 omitted except per share data)
                              Statement of Earnings

                                           Three Months ended                    Year ended
                                               December 31                      December 31
    Continuing                            1997            1996             1997             1996
    Sales
      Electric Motor Technologies       $ 91,970         $ 73,094         $390,749         $337,138

      Water Systems Technologies          76,240           79,943          287,458          291 281

      Storage & Fluid Handling
        Technologies                      37,577           38,777          154,730          152,774
                                         -------          -------          -------          -------
    Net Sales                            205,787          191,814          832,937          781,193

    Costs and Expenses
      Cost of Products Sold              165,421          150,546          662,227          614,218
      Selling, General and
        Administrative                    24,748           25,734          106,999          107,350
      Interest Expense                     1,160            2,231            7,762            8,114
      Interest Income                     (2,665)            (153)          (9,035)            (341)
      Other Expense                        1,243            2,192            3,328            5,629
      Tax Provision                        5,356            3,848           21,359           17,080
                                         -------          -------          -------          -------
         Total Costs and Expenses        195,263          184,398          792,640          752,050

    Earnings Before Equity in Loss
      of Joint Ventures                   10,524            7,416           40,297           29,143
      Equity in Loss of Joint
        Ventures                            (779)          (1,385)          (2,744)          (3,894)
                                         -------          -------          -------          -------
    Earnings from Continuing
      Operations                           9,745            6,031           37,553           25,249

    Discontinued
    Earnings from Operations (less
      related income tax (1997-$0 &
      $7,698; 1996-$4,880 &
      $19,988))                                -           10,778           15,231           40,168
    Gain on Disposition (less
      related income tax of $13,482
      & $71,538)                           6,430                -          101,046                -
                                         -------          -------          -------          -------
    Net Earnings                        $ 16,175         $ 16,809        $ 153,830         $ 65,417
                                         =======          =======          =======          =======
    Basic Earnings Per Share of
      Common Stock

      Continuing Operations              $  0.58          $  0.29          $  2.04          $  1.21
      Discontinued Operations            $  0.38          $  0.51          $  6.31          $  1.92
                                          ------           ------           ------           ------
         Net Earnings                    $  0.96          $  0.80          $  8.35           $ 3.13
                                          ======           ======           ======           ======
      Average Common Shares
       Outstanding                    16,880,268       20,929,264       18,422,871       20,922,195

    Diluted Earnings Per Share of
      Common Stock
      Continuing Operations              $  0.56          $  0.28          $  2.00          $  1.19
      Discontinued Operations            $  0.37          $  0.51          $  6.19          $  1.90
                                          ------           ------           ------           ------
         Net Earnings                    $  0.93          $  0.79          $  8.19          $  3.09
                                       =========       ==========       ==========       ==========
      Average Common Shares
       Outstanding                     17,278,684      21,200,534       18,794,190       21,156,193


                             A.O. SMITH CORPORATION
                                  Balance Sheet

                                       December 31,        December 31,
                                           1997                1996
    ASSETS:
      Cash and cash equivalents          $145,896            $  6,405
      Receivables                         126,232             121,571
      Inventories                          79,049              80,445
      Deferred income taxes                11,849              12,416
      Other current assets                  2,702               4,537
                                         --------            --------
         Total Current Assets             365,728             225,374

      Net property, plant and
       equipment                          207,756             182,600
      Investments in and advances
       to joint ventures                   25,605              14,579
      Prepaid pension asset                37,468              46,628
      Goodwill                             51,783               6,540
      Other assets                         28,176              37,777
      Net long-term assets -
       discontinued operations                  -             357,654
                                          -------             -------
         Total Assets                    $716,516            $871,152
                                          =======             =======
    LIABILITIES AND STOCKHOLDERS'
      EQUITY
      Trade payables                     $ 61,299            $ 66,514
      Accrued payroll and benefits         26,397              27,362
      Product warranty                      7,972               7,563
      Income taxes                          6,607               1,351
      Long-term debt due within one
       year                                 5,590              11,932
      Other current liabilities            13,556               7,228
      Net current liabilities -
       discontinued operations              6,461               2,602
                                         --------            --------
         Total Current Liabilities        127,882             124,552

      Long-term debt                      100,972             238,446
      Product warranty                     18,349              17,109
      Other liabilities                    24,410              18,135
      Deferred income taxes                28,442              31,271
      Postretirement benefit
       obligation                          16,756              17,000
      Stockholders' equity                399,705             424,639
                                          -------             -------
         Total Liabilities and
           Stockholders' Equity          $716,516            $871,152
                                          =======             =======

                             A.O. SMITH CORPORATION
                             Statement of Cash Flows

                                                     Year Ended
                                                     December 31
                                              1997                 1996
    Operating Activities
    Continuing
      Net earnings                           $ 37,553            $ 25,249
      Adjustments to reconcile net
       earnings to net cash provided
       by operating activities:
         Depreciation & amortization           26,286              23,601
         Deferred income taxes                 (2,262)             (3,345)
         Equity in loss of joint
          ventures                              2,744               3,894
         Net change in current assets
          and liabilities                      10,797              24,320
         Net change in noncurrent
          assets and liabilities                3,635               4,083
         Other                                  1,495               2,630
                                             --------            --------
    Cash Provided by Operating
      Activities                               80,248              80,432
                                             --------            --------
    Investing Activities
      Capital expenditures                    (44,886)            (37,804)
      Capitalized purchased software
        costs                                  (1,295)             (2,567)
      Investment in joint ventures            (13,719)            (15,147)
      Acquisition of business (net of
        cash acquired)                        (60,918)             (1,111)
                                             --------            --------
    Cash Used by Investing Activities        (120,818)            (56,629)
                                             --------            --------
    Cash Flow Provided/(Used) by
      Continuing Operations
      before Financing Activities             (40,570)             23,803

    Discontinued
      Cash provided/(used) by
       operating activities                  (106,132)            113,644
      Cash used by investing
       activities                             (52,456)           (177,116)
      Proceeds from disposition               773,090                   -
      Tax payments associated with
       disposition                           (106,039)                  -
                                              -------            --------
    Cash Flow Provided/(Used) by
      Discontinued Operations before
      Financing Activities                    508,463             (63,472)

    Financing Activities
      Long-term debt incurred                       -              58,507
      Long-term debt retired                 (143,816)             (4,000)
      Purchase of common stock held in
       treasury                              (176,550)                  -
      Proceeds from common stock
       options exercised                        3,757                 539
      Tax benefit from exercise of
       stock options                              884                  28
      Dividends paid                          (12,677)            (13,807)
                                             --------            --------
    Cash Provided/(Used) by Financing
      Activities                             (328,402)             41,267
                                             --------            --------
      Net increase in cash and cash
       equivalents                            139,491               1,598
      Cash and cash equivalents -
       beginning period                         6,405               4,807
                                              -------             -------
    Cash and Cash Equivalents - End of
      Period                                 $145,896            $  6,405
                                              =======             =======